Big West Environmental, Inc

1350 W. Horizon Ridge Drive

Suite 1922

Henderson, Nevada 89014

 (702) 301-7333

December 8, 2009

Mr. Jenn Do

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

RE:

BigWest  Environmental, Inc.

Form 8-K/A2 Item 4.01

Filed November 12, 2009

File Number 333-152837

ATT:

Jenn Do, Division of Corporation Finance

Phone (202) 551-3743

Fax      (703) 813-6968

Dear Mr. Do;

BigWest Environmental, Inc. acknowledges that the Company is responsible for the adequacy  and accuracy of disclosures in the most recent 8K/A2 filing with the Securities and Exchange Commission. Furthermore, any staff comments or changes to the disclosure in response to staff comments in the filing review by the staff do not foreclose the Commission from taking any action with respect to the filing. And, that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing.

Finally, the Company acknowledges it may not assert the comments by the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank Rossana

Frank Rossana

President